                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               -----------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          (Amendment No.        )/1/


                            MERIDIAN BANCORP, INC.
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                               (Name of Issuer)

                     COMMON STOCK, PAR VALUE $5 PER SHARE
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                        (Title of class of securities)

                                  589580-10-9
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                                (CUSIP number)

David T. Walker                                 with a copy to:
Philadelphia National Bank Building             Lee Meyerson, Esq.
Broad & Chestnut Streets                        Simpson Thacher & Bartlett
P.O. Box 7618                                   425 Lexington Avenue
Philadelphia, Pennsylvania 19101-7618           New York, New York  10017-3909
(215) 973-3827                                  (212) 455-2000
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               October 10, 1995
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            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 10 Pages)

     -----------------------
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


----------------------------                                   -------------------------------
 CUSIP No. 589580-10-9                                            Page  2  of 10     Pages
----------------------------                                   ------------------------------

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
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                CoreStates Financial Corp
                IRS Identification No. 23-1899716
----------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                              (a)[_]
                                                                                     (b)[_]
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  3   SEC USE ONLY
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  4   SOURCE OF FUNDS*

                WC, OO (See Item 3)
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d) or 2(e)    [_]

----------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                Pennsylvania
 ---------------------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 11,661,857 (See Item 5)
                         ---------------------------------------------------------------------
                           8     SHARED VOTING POWER
    NUMBER OF SHARES
 BENEFICIALLY OWNED BY           24,190 (See Item 5)
 EACH REPORTING PERSON    --------------------------------------------------------------------
        WITH               9     SOLE DISPOSITIVE POWER

                                 11,535,303 (See Item 5)
                          --------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 30,129 (See Item 5)
----------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,686,047 (See Item 5)
 ----------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [_]
----------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.9%
----------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      HC  (BK)
----------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

               Item 1.  Security and Issuer.

               This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $5 per share ("Meridian Common Stock"), of Meridian Bancorp, Inc., a bank holding company incorporated under the laws of the Commonwealth of Pennsylvania ("Meridian"). The address of Meridian's principal executive offices is 35 North Sixth Street, Reading, Pennsylvania 19601.

               Item 2.  Identity and Background.

               (a)-(c), (f) This Statement is being filed by CoreStates Financial Corp, a bank holding company incorporated under the laws of the Commonwealth of Pennsylvania ("CoreStates"). CoreStates' principal banking subsidiaries are CoreStates Bank, N.A., a national banking association headquartered in Philadelphia, Pennsylvania, New Jersey National Bank, a national banking association headquartered in Ewing Township, New Jersey and CoreStates Bank of Delaware, N.A., a national banking association with its sole office in New Castle County, Delaware. In addition, CoreStates has investments in other companies that make available a variety of banking and related financial services. The address of the principal office of CoreStates is the Philadelphia National Bank Building, 1345 Chestnut Street, Philadelphia, Pennsylvania 19107.

               The name, address, present principal occupation or employment, and citizenship of each director and executive officer of CoreStates are set forth on Schedule I hereto and are incorporated herein by reference.

               (d), (e) During the last five years, neither CoreStates nor, to the best knowledge of CoreStates, any of its executive officers or directors has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               Item 3.  Source and Amount of Funds or Other Consideration.

               As more fully described in Item 4 of this Statement, Meridian has granted to CoreStates an option pursuant to which CoreStates has the right, upon the occurrence of certain events, to purchase from Meridian up to 11,506,698 shares of Meridian Common Stock (or such greater number as shall at the time equal 19.9% of the then outstanding shares of Meridian Common Stock) for $38 13/16 per share, subject to customary anti-dilution adjustments (the "Option"). If CoreStates were to exercise the Option in full, the funds required to purchase the shares of Meridian Common Stock issuable upon such exercise would be approximately $446.6 million (based upon the number of shares currently subject to the Option). It is currently anticipated that such funds would be provided from CoreStates' working capital or by borrowings from other sources yet to be determined.

               Item 4.  Purpose of Transaction.

               On October 10, 1995, CoreStates and Meridian entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger (the "Merger") of Meridian into CoreStates. The Merger Agreement provides that, upon consummation of the Merger, the separate corporate existence of Meridian will cease, each share of Meridian Common Stock (other than shares of Meridian Common Stock that are owned by Meridian or any wholly owned subsidiary as treasury stock or are owned by CoreStates or any wholly owned subsidiary of CoreStates, other than shares in trust accounts, managed accounts and the like that are beneficially owned by third parties (which will be cancelled and retired), and fractional shares (which will be converted into cash)) will be converted into 1.225 shares of Common Stock, par value $1.00 per share, of CoreStates (the "CoreStates Common Stock"). Prior to the consummation of the merger CoreStates shall cause all shares of stock issued in connection with the Merger to be approved for listing on the New York Stock Exchange, Inc.

               Concurrently with and as a condition to the execution and delivery of the Merger Agreement, CoreStates and Meridian entered into a Stock Option Agreement (the "Meridian Stock Option Agreement"), pursuant to which Meridian granted to CoreStates the Option. Concurrently with and as a condition to the execution and delivery of the Merger Agreement, CoreStates and Meridian also entered into a stock option agreement (the "CoreStates Stock Option Agreement" and, together with the Meridian Stock Option Agreement, the "Stock Option

     Agreements"), pursuant to which CoreStates granted to Meridian an option, on substantially identical terms as set forth in the Meridian Stock Option Agreement, to purchase from CoreStates, upon the occurrence of certain events, up to 27,643,009 shares of CoreStates Common Stock (or such greater number as shall at the time equal 19.9% of the then outstanding shares of CoreStates Common Stock) for $38.50 per share, subject to customary anti-dilution adjustments. In addition, in connection with the execution and delivery of the Merger Agreement, Meridian amended its shareholders' rights plan to provide that CoreStates would not become an "Acquiring Person" or an "Adverse Person" and that consequently the transactions contemplated by the Merger Agreement and the Meridian Stock Option Agreement would not result in a "Distribution Date," a "Stock Acquisition Date" or a "Triggering Event" under such shareholders' rights plan.

               The preceding summary of certain provisions of the Merger Agreement and the Stock Option Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2, 10(a) and 10(b), respectively, to CoreStates' Current Report on Form 8-K, dated October 10, 1995, as filed with the Securities and Exchange Commission (the "Commission") on October 20, 1995, and which are incorporated herein by reference.

               Except as set forth herein, CoreStates has no plans or proposals with respect to Meridian that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

               Item 5.  Interest in Securities of the Issuer.

               (a), (b) Under the Meridian Stock Option Agreement, CoreStates does not have the right to acquire any shares of Meridian Common Stock unless certain specified events occur. If the Option were to become exercisable, CoreStates would be entitled to purchase upon exercise of the Option (subject to receipt of any necessary regulatory approvals) 11,506,698 shares of Meridian Common Stock (or such greater number as shall at the time equal 19.9% of the then outstanding shares of Meridian Common Stock), subject to customary anti-dilution adjustments. If CoreStates were to exercise the Option, it would have sole power to vote and sole power to direct the disposition of the shares of Meridian Common Stock covered thereby. Because the Option will not be exercisable unless and until certain specified events occur, CoreStates disclaims beneficial ownership of any shares of Meridian Common Stock subject to the Option.

               As of October 13, 1995, subsidiaries of CoreStates, in the ordinary course of their trust and investment management business, held 803,536 shares of Meridian Common Stock in trust accounts, managed accounts or under similar arrangements on behalf of third parties (collectively, "Trust Accounts"), constituting approximately 1.2% of the shares of Meridian Common Stock that would be issued and outstanding if the Option had been exercised as of October 13, 1995. CoreStates has sole voting power with respect to 155,159 shares of Meridian Common Stock held in Trust Accounts, shared voting power with respect to 24,190 shares of Meridian Common Stock held in Trust Accounts, sole dispositive power with respect to 28,605 shares of Meridian Common Stock held in Trust Accounts and shared dispositive power with respect to 30,129 shares of Meridian Common Stock held in Trust Accounts.

               To the best knowledge of CoreStates, none of its directors or executive officers beneficially owns any shares of Meridian Common Stock, except that George V. Lynett, a director of CoreStates, beneficially owns 7,700 shares of Meridian Common Stock, and Marlin Miller, Jr., a director of CoreStates, beneficially owns 1,000 shares of Meridian Common Stock.

               (c) Neither CoreStates nor, to the best knowledge of CoreStates, any of its directors or executive officers, has effected any transaction in shares of Meridian Common Stock for its or his own account during the past 60 days. In the ordinary course of their trust and investment management business, subsidiaries of CoreStates may have effected transactions in shares of Meridian Common Stock during the past 60 days on behalf of Trust Accounts.

               (d) The beneficiaries of Trust Accounts have the right to receive or the power to direct the payment of dividends and proceeds from the sale of shares of Meridian Common Stock held in such Trust Accounts.

               (e)  Not applicable.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Except as set forth in response to Items 3, 4 and 5 hereof, neither CoreStates nor, to the best knowledge of CoreStates, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Meridian, including, but not limited to, transfer or voting of any securities of Meridian, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

               Item 7.  Material to be Filed as Exhibits.

               (a) Agreement and Plan of Merger, dated as of October 10, 1995, between Meridian and CoreStates (filed as Exhibit 2 to CoreStates's Current Report on Form 8-K dated October 10, 1995, as filed with the Commission on October 20, 1995, and incorporated herein by reference).

               (b) Stock Option Agreement, dated as of October 10, 1995, between Meridian and CoreStates (filed as Exhibit 10(a) to CoreStates's Current Report on Form 8-K dated October 10, 1995, as filed with the Commission on October 20, 1995, and incorporated herein by reference).

               (c)  Stock Option Agreement, dated as of October
                    10, 1995, between CoreStates and Meridian (filed as Exhibit 10(b) to CoreStates's Current Report on Form 8-K dated October 10, 1995, as filed with the Commission on October 20, 1995, and incorporated herein by reference).

                                   SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CORESTATES FINANCIAL CORP


                                    By:  /s/ David T. Walker
                                       -------------------------------------
                                       Name:  David T. Walker
                                       Title: Senior Vice President


     Dated:  October 20, 1995

                                  SCHEDULE I


               Each of the persons named below is a citizen of the United States of America.



Name                         Principal Occupation or Employment; Business or Residence Address
----                         -----------------------------------------------------------------

DIRECTORS

George A. Butler            Retired President of CoreStates and CoreStates Bank, N.A.
                            CoreStates Financial Corp
                            Centre Square West
                            1500 Market Street
                            Philadelphia, Pennsylvania  19101

Nelson G. Harris            Chairman of the Executive Committee
                            Tasty Baking Company
                            Bala Pointe Office Centre
                            111 Presidential Boulevard
                            Bala Cynwyd, Pennsylvania  19006

Carlton E. Hughes           Chairman of the Board
                            Stewart-Amos Steel, Inc.
                            4400 Paxton Street
                            Harrisburg, Pennsylvania  17111

Ernest E. Jones             Executive Director
                            Greater Philadelphia Urban Affairs
                            Coalition
                            1207 Chestnut Street
                            Philadelphia, Pennsylvania  19107

Terrence A. Larsen          Chairman of the Board and Chief
                            Executive Officer
                            CoreStates Financial Corp
                            Centre Square West
                            1500 Market Street
                            Philadelphia, Pennsylvania  19101

Herbert Lotman              Chairman of the Board and Chief
                            Executive Officer
                            Keystone Foods Corporation
                            401 City Avenue
                            Suite 800
                            Bala Cynwyd, Pennsylvania 19004

George V. Lynett            Publisher
                            The Scranton Times
                            149 Penn Avenue
                            Scranton, Pennsylvania  18503

Patricia A. McFate          Senior Scientist and Program Director
                            Center for National Security
                            Negotiations, Science Applications
                            International Corporation
                            1710 Goodridge Drive
                            McLean, Virginia  22102



John A. Miller              Chairman of the Executive Committee
                            Provident Mutual Life Insurance Company of Philadelphia
                            1600 Market Street
                            Philadelphia, Pennsylvania  19103

Marlin Miller, Jr.          Chief Executive Officer and President
                            Arrow International, Inc.
                            3000 Bernville Road
                            Reading, Pennsylvania  19612

Stephanie W. Naidoff        Of Counsel
                            Morgan, Lewis & Bockius
                            Suite 2000
                            One Logan Square
                            Philadelphia, Pennsylvania  19103

Seymour S. Preston, III     Chairman of the Board and Chief Executive Officer
                            The Millrace Group
                            Paoli Executive Green
                            41 Leopard Road
                            Paoli, Pennsylvania  19301

James M. Seabrook           Chairman of the Board and Chief Executive Officer
                            Seabrook Brothers & Sons, Inc.
                            85 Finley Road
                            Seabrook, New Jersey  08302

J. Lawrence Shane           Retired Vice Chairman
                            Scott Paper Company
                            Scott Plaza
                            Philadelphia, Pennsylvania  19113

Raymond W. Smith            Chairman of the Board and Chief Executive Officer
                            Bell Atlantic Corporation
                            1310 North Court House
                            Arlington, Virginia  22201

Harold A. Sorgenti          Chairman of the Board
                            Freedom Chemical Company
                            1735 Market Street #3500
                            Philadelphia, Pennsylvania  19103

Peter S. Strawbridge        President
                            Strawbridge & Clothier
                            801 Market Street
                            Philadelphia, Pennsylvania  19107


EXECUTIVE OFFICERS

Terrence A. Larsen          Chairman of the Board and Chief Executive Officer
                            CoreStates Financial Corp
                            Philadelphia National Bank Building
                            Broad and Chestnut Streets
                            Philadelphia, Pennsylvania  19107

Charles L. Coltman, III     President and Chief Operating Officer
                            CoreStates Financial Corp
                            Philadelphia National Bank Building
                            Broad and Chestnut Streets
                            Philadelphia, Pennsylvania  19107

Charles P. Connolly         Senior Executive Vice President
                            CoreStates Financial Corp
                            Philadelphia National Bank Building
                            Broad and Chestnut Streets
                            Philadelphia, Pennsylvania  19107

Robert N. Gilmore           Chief Technology and Processing Services Officer
                            CoreStates Financial Corp
                            Philadelphia National Bank Building
                            Broad and Chestnut Streets
                            Philadelphia, Pennsylvania  19107

Rosemarie B. Greco          President and Chief Executive Officer of CoreStates Bank
                            CoreStates Financial Corp
                            Philadelphia National Bank Building
                            Broad and Chestnut Streets
                            Philadelphia, Pennsylvania  19107
